

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2019

James Jiayuan Tong
President and Chairman of the Board
Bison Capital Acquisition Corp.
609-610 21st Century Tower
No. 40 Liangmaqiao Road
Chaoyang District, Beijing 100016, China

> **Re: Bison Capital Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 22, 2019**
> **File No. 001-38120**

Dear Mr. Tong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Summary
The Extension Amendment and the Trust Amendment, page 14

1. You state that Xynomic has agreed to contribute a loan to you for each public share that is not redeemed in an amount that remains to be determined in the penultimate paragraph on the third page of the cover letter, the second paragraph on the second page of the shareholder notice, and the fourth paragraph on page 15. Based on the lead-in clause to these statements in the cover letter and on page 15, it appears that Xynomic has agreed to make this contribution if shareholders approve the Extension Amendment. However, you also disclose in the last sentence in these three paragraphs that if Xynomic advises you that it does not intend to make the contribution, then these three shareholder proposals in this proxy statement will not be put before shareholders and you will dissolve and

liqudiate. Please revise to clarify the conditions to Xynomic's agreement to make this contribution and whether it may be excused from its obligation.

2.   You state in the penultimate paragraph on the third page of the cover letter, the second paragraph on the second page of the shareholder notice, and the fourth paragraph on page 15 that this contribution from Xynomic will be deposited in the trust account. However, it also appears from your statement in the first sentence on page 16 that you will incur additional expenses if shareholders approve the Extension Amendment and the Trust Amendment. Please revise to clarify whether any amount from the Xynomic loan will be used for expenses. In addition, you state in the cover letter that the Xynomic loan will be repayable by you to the Sponsor on page 15 and to Xynomic in the cover letter and shareholder notice. Please reconcile these disclosures.

Exhibits

3.   Please update the Proposal 3 in your proxy card to correspond to the adjournment proposal set forth in this proxy statement. Please also revise your proxy card in the section entitled "Intention to Exercise Redemption Rights" to refer shareholders to redemption procedures set forth in this proxy statement rather than your Form S-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Arila Zhou